[ACCENTURE LETTERHEAD]
October 23, 2007
VIA EDGAR

Re:	Accenture Ltd’s Annual Report on Form 10-K
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     With respect to the Annual Report on Form 10-K for Accenture Ltd’s fiscal year ended August 31, 2007 filed on October 23, 2007 (the “Annual Report”), we respectfully advise the Commission that the Consolidated Financial Statements included in the Annual Report do not reflect any change in any accounting principles or practices, or in the method for applying any such principles or practices, from our report for the fiscal year ended August 31, 2006, except for the implementation of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R),” as of August 31, 2007.
     Please do not hesitate to contact me at 312.693.4544 with any questions that you may have regarding the Annual Report.

Very truly yours, Accenture Ltd
/s/ Richard Buchband
By: Richard Buchband
Its: Assistant Secretary